
07006825

ES
;E COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pulse Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Liberty Square, 2nd Floor
(No. and Street)

Boston	Massachusetts	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott M. Hacker 617-316-5615

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Carlin, Charron & Rosen, LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Drive Westborugh MA 01581

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Mark Enriquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pulse Trading, Inc., as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title


SCOTT M. HACKER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires January 18, 2013

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PULSE TRADING, INC.

Table of Contents



CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors

1400 Computer Drive Westborough, MA 01581 · 508.926.2200 · 508.616.2943 fax www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of **Pulse Trading, Inc.** as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of **Pulse Trading, Inc.** at December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Carlin Charron + Rosen LLP
Westborough, Massachusetts
March 26, 2007

PULSE TRADING, INC.

Consolidated Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 4,353,786
Deposits with clearing organizations	199,141
Receivable from clearing organizations	67,465
Receivable from non-customers:	
Interest receivable	8,790
Receivable from soft-dollar brokers	29,507
Marketable securities owned, at market value	1,448,811
Property and equipment, net	283,468
Other assets:	
Prepaid expenses	198,971
Deposits	174,204
	$ 6,764,143

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 339,473
Accrued expenses and other liabilities	1,076,933
Deferred tax liability	52,523
Subordinated borrowings	1,614,667
	3,083,596
Commitments and contingent liabilities	
Stockholders' equity and noncontrolling interest	**3,680,547**
Total liabilities and stockholders' equity	**$ 6,764,143**

See notes to financial statements

PULSE TRADING, INC.

Consolidated Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commissions	$ 31,019,530
Interest	165,397
Private placement income	32,000
Other income	378,400
Total revenues	31,595,327
Operating expenses	
Employee compensation and benefits	13,241,620
Floor brokerage, exchange, and clearance	4,827,984
Communications and data processing	1,616,671
Occupancy	734,221
Taxes, other than income taxes	460,676
Third-party research expenses	5,834,704
Legal fees	239,067
Accounting and tax fees	203,731
Professional fees	168,546
Other expenses	1,219,745
Total operating expenses	28,546,965
Income from operations	**3,048,362**
Other income (expense)	
Interest expense	(180,200)
Noncontrolling interest	467,544
	287,344
Income before income taxes	3,335,706
Provision for income taxes	1,629,628
Income before cumulative effect	1,706,078
Cumulative effect of consolidating noncontrolling interest (BlockCross, LLC)	12,478
Net income	**$ 1,718,556**

See notes to financial statements

PULSE TRADING, INC.

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Pulse Trading, Inc. Retained Earnings	BlockCross, LLC Noncontrolling Interest	Total
Balance at January 1, 2006	$ 119	$ 483,538	$ (20,559)	$ 726,660	$ -	$ 1,189,758
Redemption of common stock	(9)	(46,544)	-	(943,447)	-	(990,000)
Exercise of stock options	17	1,675,983	-	-	-	1,676,000
Share-based compensation	-	44,905	-	-	-	44,905
Tax benefit of share-based compensation	-	24,018	-	-	-	24,018
Income before cumulative effect	-	-	-	1,706,078	-	1,706,078
Cumulative effect of consolidating noncontrolling interest	-	-	-	-	12,478	12,478
Net income						1,718,556
Net unrealized loss on marketable securities	-	-	(146)	-	-	(146)
Comprehensive income						1,718,410
Net loss of BlockCross, LLC					(467,544)	(467,544)
Member contributions	-	-	-	-	485,000	485,000
Balance at December 31, 2006	**$ 127**	**$ 2,181,900**	**$ (20,705)**	**$ 1,489,291**	**$ 29,934**	**$ 3,680,547**

See notes to financial statements

PULSE TRADING, INC.

Consolidated Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2006

Subordinated borrowings at January 1, 2006	2,576,000
Increases:	
Subordinated debt agreements	-
Decreases:	
Payment of subordinated debt agreements	961,333
Subordinated borrowings at December 31, 2006	$ 1,614,667

See notes to financial statements

PULSE TRADING, INC.

Consolidated Statements of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 1,718,556
Adjustments to reconcile net income to net cash provided by operating activities:	
Cumulative effect of consolidating noncontrolling interest	(12,478)
Loss of noncontrolling interest	(467,544)
Depreciation and amortization	105,838
Deferred income taxes	14,523
Share-based compensation	44,905
Tax benefit of share-based compensation	24,018
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from clearing organizations	54,384
Interest receivable	1,201
Receivable from soft-dollar brokers	(18,076)
Prepaid expenses	(62,984)
Deposits	(64,542)
Increase (decrease) in:	
Accounts payable	(116,394)
Accrued income taxes	(91,842)
Accrued expenses and other liabilities	(400,763)
Net cash provided by operating activities	**728,802**
Cash flows from investing activities	
Purchase of marketable securities	(542,780)
Sale of marketable securities	199,491
Acquisition of property and equipment	(229,689)
Decrease in restricted cash	63,323
Net cash used for investing activities	**(509,655)**
Cash flows from financing activities	
Member contributions	485,000
Redemption of common stock	(990,000)
Stock options exercised	1,676,000
Repayments of subordinated borrowings	(961,333)
Net cash provided by financing activities	**209,667**
Increase in cash	428,814
Beginning cash from noncontrolling interest	11,823
Cash - beginning	3,913,149
Cash - ending	**$ 4,353,786**

See notes to financial statements

Continued--

PULSE TRADING, INC.

Consolidated Statements of Cash Flows (Continued)
For the Year Ended December 31, 2006

Supplemental disclosures of cash flows information	
Cash paid during the year for:	
Interest	$ 183,672
Income taxes	$ 1,404,843
Summary of non-cash investing transactions	
Unrealized loss on marketable securities	$ (146)

See notes to financial statements

1. Nature of Operations

Pulse Trading, Inc. (Pulse) was formed in Massachusetts on January 15, 2000. It serves as an institutional broker-dealer to buy and sell equities, debt, and financial instruments. Pulse is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Pulse also acts as an agent for the issuer of corporate securities for private placements. BlockCross, LLC (BlockCross) was formed in Massachusetts. BlockCross has developed a trading system that enables sizable or high volume trades to be processed efficiently and effectively based on real-time market conditions. The system enables the processing of block trades, trades that occur when clients engage in pretrade discussions to arrange large size transactions away from the electronic trading system at prices mutually agreed upon.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pulse Trading, Inc. and BlockCross, LLC (together, the Company). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Expenses are recorded on the accrual basis.

Deposits with Clearing Organizations

The balance represents required deposits with clearing organizations.

Receivable from/Payable to Clearing Organizations

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Marketable Securities

The Company classifies its existing marketable equity securities as available-for-sale. These securities are stated at market value, with unrealized gains and losses reported as a component of stockholders' equity in accumulated other comprehensive loss. Securities held at December 31, 2006 represent U.S. Treasury notes. Gains or losses on securities sold are based on the specific identification method.

Property, Equipment, Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining lease term.

Consolidation of Variable Interest Entities

The Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, which was revised in December of 2003 (FIN 46R). That interpretation requires that, effective for the years beginning after December 15, 2004, a company consolidates the financial statements of any entity for which it provides the majority of its financial support through other than ownership interests and for which it assumes a risk of loss. Pulse Trading, Inc. is considered to be the provider of the majority of BlockCross, LLC's financial support and is required to consolidate BlockCross' financial statements for the year ended December 31, 2006. The ownership interest in BlockCross is presented as non-controlling interest in these consolidated financial statements.

Stock-Based Compensation

Effective January 1, 2006 Pulse adopted the provisions of SFAS 123R, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123R, share-based compensation is measured at the grant date, based upon the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

Prior to January 1, 2006 Pulse accounted for share-based compensation to employees in accordance with Accounting Principles Board 25 and related interpretations. Pulse also followed the disclosure requirements of SFAS 123 as amended by SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Therefore, no stock-based employee compensation had been recorded in connection with the issuance of employee stock options as all stock options granted under the plans were fixed awards and had an exercise price equal to the market value of the common stock at the time of grant.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)

Pulse adopted the prospective approach as required by SFAS 123R and, accordingly, prior period amounts have not been restated. Under this approach Pulse is required to record compensation cost for all share-based payments granted after the date of adoption based on the grant date fair value, estimated in accordance with the provisions of SFAS 123R and, accordingly, financial statement amounts for prior periods have not been revised to reflect the fair value method of expensing share-based compensation. In accordance with SFAS 123R the Company will not present pro forma disclosures for periods prior to the adoption of SFAS 123R, as the estimated fair value of the Company's stock options granted through December 31, 2005 was determined using the minimum value method.

Pulse periodically grants stock options for a fixed number of shares of common stock to its employees, directors and non-employee contractors, with an exercise price greater than or equal to the fair market value of its common stock at the date of the grant. Pulse's share-based compensation arrangements vest either immediately or over three years.

Pulse issued one stock option grant in 2006 and accordingly recorded compensation expense of $44,905 which is included in employee compensation and benefits in the consolidated statement of income for the year ended December 31, 2006.

Effective January 1, 2006 Pulse estimates the fair value of stock options using a Black-Scholes valuation model. Stock options were previously valued using the minimum value option pricing method. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of Pulse's stock over the option's expected term, the risk-free interest rate over the option's expected term, and Pulse's expected annual dividend yield. Pulse believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of Pulse stock options granted for the year ended December 31, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes valuation model, with the following assumptions:

Expected option term	1.56 years
Expected volatility	20%
Risk-free interest rate	4.91%
Expected annual dividend yield	None

Continued--

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)

The expected term for each grant is determined based on the minimum exercising requirements, for which failure to exercise the options results in the cancellation of such options. The expected volatility for each grant is determined based on the average of historical annual stock price changes of the common stock as established by Pulse's management over a period of time which approximates the expected option term. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury yield.

Income Taxes

Pulse accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

The sole member of BlockCross has elected to have BlockCross taxed as a single-member LLC. Accordingly, BlockCross is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected in the personal tax returns of the member.

3. Concentration of Credit Risk

Pulse is engaged in various trading and brokerage activities with counter parties. In the event counter parties do not fulfill their obligations, Pulse may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is Pulse's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

The Company also has a concentration of credit represented by cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that its exposure to financial loss is mitigated by the financial strength of its depository institution.

4. Net Capital Requirements

As a broker-dealer, Pulse is subject to the Security and Exchange Commission's (SEC) regulations and operating guidelines that require Pulse to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to the net capital, as defined, not exceeding 15 to 1. Pulse's net capital, as computed under SEC Rule 15c3-1, was $2,893,952 at December 31, 2006, which exceeded required net capital of $96,792 by $2,795,974. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.51 to 1.

5. Property and Equipment, Net

At December 31, 2006 the balance represents the following:

	Estimated Useful Life	
Office equipment	2 -3 years	$ 429,545
Furniture and fixtures	2 - 7 years	101,986
Leasehold improvements	5 years	100,695
Software	2 years	20,699
		652,925
Less - accumulated depreciation and amortization		369,457
Net		$ 283,468

Depreciation and amortization expense on property and equipment for the year ended December 31, 2006 amounted to $105,838.

6. Income Taxes

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax assets	$ 8,134
Deferred tax liabilities	(60,657)
Net deferred tax liability	$ (52,523)

The tax effects of principal temporary differences are shown in the following table:

Unrealized loss on investments	$ 8,134
Accelerated tax depreciation	(60,657)
	$ (52,523)

Continued--

6. Income Taxes (Continued)

The components of income tax expense related to continuing operations are as follows:

Federal:	
Current	$ 1,202,056
Deferred	8,133
	1,210,189
State and local:	
Current	413,049
Deferred	(6,390)
	419,439
Income tax expense	$ 1,629,628

7. Subordinated Debt

During 2005 Pulse entered into four debt agreements related to a repurchase of 3,250 shares of Pulse's common stock. The debt agreements are subordinated to any liabilities or claims that arose prior to the due date of any installment under the agreements. The shares were repurchased at a value of $1,000 per share which was determined by Pulse's board of directors. Pulse paid out $510,000 to the stockholders upon signing the respective stock repurchase agreements and entered into subordinated debt agreements for the remaining balance of $2,740,000. The subordinated debt agreements have terms between three and five years and bear interest at 8%, payable quarterly. Pulse may voluntarily prepay these notes in whole or in part at any time without penalty subject to the compliance restrictions included in the subordinated debt agreements.

Maturities of the subordinated debt agreement as of December 31, 2006 are as follows:

2007	$ 561,333
2008	561,333
2009	328,000
2010	164,000
	$ 1,614,667

8. Stockholders' Equity

The total number of shares of common stock that Pulse has the authority to issue is 200,000 shares with a par value of $.01 per share. At December 31, 2006, Pulse had 10,188 shares issued and outstanding.

9. Stock Option Plans

2005 Stock Option Plan

In 2005, Pulse adopted the Pulse Trading, Inc. Employee, Director and Consultant Stock Plan (2005 Plan) under which the board of directors may grant incentive or non-qualified stock options and stock grants to key employees, directors, advisors, and consultants of Pulse.

The maximum number of shares of stock allowable for issuance under the Plan is 6,375 shares of restricted common stock as of December 31, 2006. These options may be exercised in whole or in part at any time after the date of grant. The incentive stock option grants contain minimum exercising requirements during the grant, usually over a three year period. Failure to exercise the minimum number of options will result in the cancellation of such shares. The options are not transferable except by will or domestic relations order. The option price per share under the 2005 Plan is not less than the fair market value of the shares on the date of grant. There were 1,351 options outstanding under the 2005 Plan as of December 31, 2006. There are 1,197 options available for grant under this plan.

2002 Stock Option Plan

Pulse adopted the Pulse Trading, Inc. 2002 Equity Incentive Option Plan (2002 Plan) which provides for the issuance of incentive stock options and non-statutory stock options to eligible employees and non-employees. The maximum number of shares of stock allowable for issuance under the Plan is 1,500 shares of restricted common stock as of December 31, 2006. The incentive stock option grants vest over three years. Once vested, the incentive stock options can be exercised by the employee until the grant reaches its contractual term of ten years. The options are not transferable except by will or domestic relations order. The option price per share under the 2002 Plan is not less than the fair market value of the shares on the date of grant. There were 850 options outstanding under the 2002 Plan as of December 31, 2006. There are 650 options available for grant under this plan.

Continued--

9. Stock Option Plans (Continued)

Stock option activity for both plans for the year ended December 31, 2006 is as follows:

	Number Of Options	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding January 1, 2006	4,082	$854	2.49	
Granted	300	$1,100		
Exercised	(1,646)	$1,018		
Forfeited	(535)	$1,000		
Outstanding December 31, 2006	2,201	$730	2.85	$815,100
Options vested or expected to vest at December 31, 2006	2,201	$730	2.85	$815,100
Options exercisable at December 31, 2006	1,918	$793	2.53	$588,433

The weighted average fair value of stock options granted during the year ended December 31, 2006 was approximately $150 per share.

During the twelve months ended December 31, 2006 the total intrinsic value of options exercised was $134,600; and the total amount of cash received from option exercises under all share-based payment arrangements for the year ended December 31, 2006 was $1,676,000. The actual tax benefit of the tax deductions from option exercises of the share-based payment arrangements totaled $24,018 for the year ended December 31, 2006.

10. Profit Sharing Plan

Pulse has a qualified defined contribution profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. Pulse makes a matching contribution of up to 4% of qualified gross wages. Pulse may also make an annual discretionary profit sharing contribution to the plan. Pulse's contributions to the plan totaled $417,716 for the year ended December 31, 2006.

11. Commitments and Contingencies

Pulse has various non-cancelable operating leases on facilities with monthly base payments of $44,525 per month, as well as pro-rata shares of related service charges, as applicable. These leases expire from May 2006 through September 2011.

The future minimum lease payments required under these leases are as follows:

Year ending December 31,	
2007	$ 406,069
2008	317,074
2009	252,576
2010	242,000
2011	181,500
	$ 1,399,219

Rent expense for the year ended December 31, 2006 amounted to $543,085.

12. Consolidation of Variable Interest Entities

As discussed in Note 2, Pulse Trading, Inc. has consolidated the financial statements of BlockCross, LLC since it provides all of BlockCross' financial support. Selected financial information for BlockCross is as follows:

Balance sheet as of January 1, 2006:

Cash	$ 11,823
Prepaid expense	98
Property and equipment, net	557
Total assets	$ 12,478
Member contributions	$ 60,000
Deficit	(47,522)
Total member's equity	$ 12,478

Continued--

12. Consolidation of Variable Interest Entities (Continued)

Information for the year ended December 31, 2006 for BlockCross is as follows:

Total assets	$ 32,669
Total liabilities	2,735
Member's equity	29,934
Revenue	$ -
Net loss	467,544

13. Subsequent Event

Subsequent to year end Pulse entered an agreement to lease office space in Boston, Massachusetts commencing March 15, 2007 through September 30, 2012 with escalating monthly rental payments over the term of the lease. Pulse also entered an agreement to lease office space in Webster Grove, Missouri commencing April 1, 2007 through March 31, 2010 requiring monthly payments of $2,250.

On February 5, 2007 the Company repurchased 300 shares of common stock from a stockholder with an aggregate purchase price of $337,549.

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers Pursuant
to Rule 15c3-1
As of December 31, 2006

Total stockholders' equity qualified for net capital	$ 3,680,547
Deductions and/or changes:	
Nonallowable assets:	
Receivable from clearing organizations	67,465
Interest receivable	8,790
Receivable from soft-dollar brokers	29,507
Property and equipment, net	283,468
Prepaid expenses	198,971
Deposits	174,204
	762,405
Haircut	24,190
Net capital	$ 2,893,952
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Accounts payable	$ 339,473
Accrued expenses and other current liabilities	1,076,933
Deferred tax liability	52,523
Total aggregate indebtedness	$ 1,468,929
Computation of basic net capital requirement:	
Minimum net capital required	$ 97,978
Excess net capital	$ 2,795,974
Excess net capital at 1,000 percent	$ 2,747,059
Ratio of aggregate indebtedness to net capital	0.51 to 1

Continued --

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers Pursuant to Rule 15c3-1 (Continued)
As of December 31, 2006

Reconciliation with Company's computation of net capital
(included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,971,594
Audit adjustment to accounts payable	(13,546)
Audit adjustment to accrued liabilities	(87,240)
Haircut adjustment	1,614
Income tax adjustments	109,603
Receivable from clearing organization	(67,465)
Interest receivable	(8,790)
Receivable from soft dollar brokers	(29,507)
Audit adjustments to consolidate BlockCross, LLC	17,689
Net capital per above	$ 2,893,952

PULSE TRADING, INC.

Schedule II: Computation of Determination of Reserve
Requirement Pursuant to Rule 15c3-3
As of December 31, 2006

Pulse Trading, Inc. is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **Pulse Trading, Inc.** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cole Chason + Rosen LLP

Westborough, Massachusetts
March 26, 2007

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